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                         [Fresenius Medical Care Logo]

                                              FRESENIUS MEDICAL CARE AG
                                              INVESTORRELATIONS
INVESTOR NEWS                                 Else-Kroner-Str. 1
                                              D-61352 Bad Homburg
                                              Contact:
                                              Oliver Maier
                                              Phone: + 49 6172 609 2601
                                              Fax:   + 49 6172 609 2301
                                              E-mail: ir-fms@fmc-ag.com
                                              North America:
                                              Heinz Schmidt
                                              Phone: + 1 781 402 9000 Ext.: 4518
                                              Fax:   + 1 781 402 9741
                                              E-mail: ir-fmcna@fmc-ag.com
                                              Internet: http://www.fmc-ag.com
                                              JUNE 15, 2001


              FRESENIUS MEDICAL CARE AG ANNOUNCES THE ISSUANCE OF
                      TEN YEAR TRUST PREFERRED SECURITIES

     Proceeds will be used to reduce Company's senior bank credit facility, to increase its financial flexibility and for general corporate purposes

     BAD HOMBURG, GERMANY -- JUNE 15, 2001 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS _ p), the world's largest provider of Dialysis Products and Services, today announced the issuance of approximately US$ 480 million of Trust Preferred Securities due 2011.

     The securities were sold in two tranches in the US and in Europe. On June 6, 2001 a US dollar-denominated tranche of 7 7/8% Trust Preferred Securities, with an aggregate liquidation amount of US$ 225 million was issued primarily to US investors. The Euro-denominated tranche of 7 3/8% Trust Preferred Securities has been successfully distributed primarily to European investors. The proceeds were Euro 300 million.

     These securities are essentially the same as and rank pari passu with the Company's outstanding 9% US dollar-denominated Trust Preferred Securities due 2006, the 7 7/8% US dollar-denominated and the 7 3/8% Deutsche Mark-denominated Trust Preferred Securities due 2008. The securities were not registered under the Securities Act of 1933, but were offered in the United States pursuant to an exemption from registration under Rule 144 A, as well as outside the United States under Regulation S. The securities may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

     Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of approximately 1,350 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 98,600 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For further detail on the issuance of Trust Preferred Securities please also refer to our release from May 29, 2001. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.

    This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.
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